May 21, 2019

Brendan Flood
Chairman and Chief Executive Officer
Staffing 360 Solutions, Inc.
641 Lexington Avenue
Suite 2701
New York, NY 10022

       Re: Staffing 360 Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2018
           Filed March 25, 2019
           File No. 001-37575

Dear Mr. Flood:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    David Faiman, CFO